UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

CoSine Communications, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

221222607
(CUSIP Number)

Glen M. Kassan
WHX CS Corp.
1133 Westchester Avenue
White Plains, New York 10604
(914) 461-1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 221222607

1	NAME OF REPORTING PERSON WHX CS CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 221222607

1	NAME OF REPORTING PERSON WHX CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 221222607

This Amendment No. 1 (this "Amendment No. 1") amends the statement on Schedule 13D (the “Schedule 13D”) filed by the undersigned with respect to the Common Stock, par value $.0001 per share of CoSine Communications, Inc. (“Shares”).  Unless otherwise noted, all capitalized terms shall have the meanings as provided in the Schedule 13D.

Item 2.	Identity and Background.

Items 2(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)           This Statement is filed by WHX CS Corp., a Delaware corporation, and WHX Corporation, a Delaware public corporation (together, the “Reporting Persons”).  WHX CS Corp. is a wholly owned subsidiary of WHX Corporation.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The members of the board of directors of WHX Corporation are Warren G. Lichtenstein, Glen M. Kassan, Robert Frankfurt, Jack L. Howard, Louis Klein, Jr., John H. McNamara, Jr., John J. Quicke, and Garen W. Smith.  Mr. Kassan also serves as Chief Executive Officer of WHX Corporation.  James F. McCabe, Jr. serves as Chief Financial Officer and Senior Vice President of WHX Corporation.  Jeffrey A. Svoboda serves as Senior Vice President of WHX Corporation. Peter T. Gelfman serves as General Counsel and Secretary of WHX Corporation.

The members of the board of directors of WHX CS Corp. are Warren G. Lichtenstein, Glen M. Kassan and Jack L. Howard.  Mr. Kassan also serves as President of WHX CS Corp.  James F. McCabe, Jr. serves as Senior Vice President and Treasurer of WHX CS Corp. and Peter T. Gelfman serves as Secretary of WHX CS Corp.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of WHX Corporation and WHX CS Corp. is included on Schedule A attached hereto and is incorporated by reference herein.

(b)           The principal business address of each Reporting Person and their respective officers and directors is 1133 Westchester Avenue, White Plains, New York 10604.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons ceased to be the beneficial owner of any securities of the Issuer as of the close of business on July 31, 2009.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) - (b)  As of the close of business on July 31, 2009, the Reporting Persons ceased to beneficially own any securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c)           On July 31, 2009, WHX CS Corp. sold 1,898,337 Shares at a price of $1.64 per Share in a private transaction.

Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(e)           The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on July 31, 2009.

CUSIP NO. 221222607

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2009	WHX CORPORATION

	By:	/s/ Peter T. Gelfman
Peter T. Gelfman, General Counsel and Secretary

WHX CS CORP.

By:	/s/ Peter T. Gelfman
Peter T. Gelfman, Secretary

CUSIP NO. 221222607

SCHEDULE A

Directors of WHX Corporation

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604
Glen M. Kassan, Vice Chairman	Managing Director and operating partner of Steel Partners LLC	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604
Jack L. Howard, Director	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604
Robert Frankfurt, Director	President of Myca Partners, Inc., an investment advisory services firm	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604
Louis Klein, Jr., Director	Director	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604
John H. McNamara, Jr., Director	Managing Director and investment professional of Steel Partners LLC	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604
John J. Quicke, Director	Managing Director and operating partner of Steel Partners LLC	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604
Garen W. Smith, Director	Director	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604

Executive Officers of WHX Corporation

Name and Position	Present Principal Occupation	Business Address
Glen M. Kassan, Chief Executive Officer	Managing Director and operating partner of Steel Partners LLC	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604
James F. McCabe, Jr., Chief Financial Officer and Senior Vice President	Chief Financial Officer and Senior Vice President of WHX Corporation	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604
Jeffrey A. Svoboda, Senior Vice President	Senior Vice President of WHX Corporation and President and Chief Executive Officer of Handy & Harman and Bairnco Corporation	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604
Peter T. Gelfman, General Counsel and Secretary	General Counsel and Secretary of WHX Corporation	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604

CUSIP NO. 221222607

Directors of WHX CS Corporation

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604
Glen M. Kassan, Director	Managing Director and operating partner of Steel Partners LLC	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604
Jack L. Howard, President	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604

Executive Officers of WHX CS Corporation

Name and Position	Present Principal Occupation	Business Address
Glen M. Kassan, President	Managing Director and operating partner of Steel Partners LLC	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604
James F. McCabe, Jr., Senior V.P. & Treasurer	Chief Financial Officer and Senior Vice President of WHX Corporation	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604
Peter T. Gelfman, Secretary	General Counsel and Secretary of WHX Corporation	c/o WHX Corporation 1133 Westchester Avenue White Plains, New York 10604